                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549





                                   FORM 11-K
                                 ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1996




                         AMCORE FINANCIAL SECURITY PLAN
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                       501 Seventh Street, P.O. Box 1537
                         Rockford, Illinois 61110-0037
                    (address of principal executive office)

                         Index of Exhibits on Page 3

                         AMCORE FINANCIAL SECURITY PLAN


ITEM 1.  CHANGES IN THE PLAN

Forms S-8 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission on November 26, 1986, contained detailed information concerning the AMCORE Financial Security Plan (Plan). On November 16, 1994, the Plan was amended to comply with certain provisions of the Unemployment Compensation Act of 1992 and the Revenue Reconciliation Act of 1993. The Plan was also amended to eliminate the minimum hour requirement necessary to share in employer contributions, update the hardship loan provisions, and add the option for participants to invest their contributions in AMCORE Financial, Inc. Common Stock, among other things. On August 23, 1996, the Plan was amended to provide for: (a) the daily valuation of account balances therein, and (b) full and immediate vesting for all participants terminating employment on or after January 1, 1996.

ITEM 2.  CHANGES IN INVESTMENT POLICY

There has been no change in the investment policy during 1996.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

Employer contributions made from 1992 through 1996 were $2,212,586, $2,351,233, $2,030,820, $2,232,782 and $3,234,114, respectively.

ITEM 4.  PARTICIPATING EMPLOYEES

There was a total of 1,460 employees participating in the Plan at December 31, 1996.

ITEM 5.  ADMINISTRATION OF THE PLAN

(a) The Plan is administered by AMCORE Financial, Inc. (Company). The Company's duties as Plan Administrator are overseen by the Plan Administrative Committee (Committee), which reports annually to the Company's Board of Directors.

(b)    Members of the Committee receive no compensation from the Plan.

ITEM 6.  CUSTODIAN OF INVESTMENTS

(a) The amounts deposited by participants and contributed by the Company are invested by AMCORE Investment Group, N.A. (AIG), f/k/a AMCORE Trust Company, as Trustee of the Plan and, in that capacity, AIG has custody of the Plan assets. AIG, a non-depository banking institution, is located at 501 Seventh Street, P.O. Box 1537, Rockford, Illinois 61110-0037.

(b) There was no compensation paid by the Plan to AIG as trustee during 1996.

(c) AIG is named insured under the Company's Financial Institution Bond in the amount of $30,000,000, which covers, among other things, loss through dishonest or fraudulent acts of employees and loss of property through robbery, theft or forgery. It also maintains a Fiduciary Responsibility Insurance Policy in the amount of $3,000,000, which specifically covers AIG's fiduciary responsibility as Trustee and Custodian of the Plan.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each of the Plan's participants receive a written report of the amount of their deposit account and their respective company's contribution account as of the close of each quarterly valuation period. These reports show the participant's opening balance, their deposits, the Company's contribution on their behalf, changes in value resulting from income, investment gains and losses, transfers, withdrawals, and the balance as of the end of the period with respect to their interest in each of the investment funds. In the report for the quarter ended December 31st of each year, the participant is advised of the amount of the Company's discretionary profit sharing contribution paid for that year, if any.

ITEM 8.  INVESTMENT OF FUNDS

(a) All of the securities and mutual fund units purchased by AIG, as trustee of the Plan, are traded net of commissions. Consequently, total brokerage commissions attributable to the Plan are not determinable.

(b) The Plan's trustee from time to time selects brokers and dealers to execute transactions because of research services provided. Other factors, such as obtaining the best price for a particular transaction and the overall quality and reliability of the brokerage services made available, also affect the selection of brokers and dealers. Since commissions paid by the Plan trustee are individually negotiated in accordance with these several variables, with only an indeterminate portion allocable to Plan securities, the amount of transactions and related commissions attributable to research services on behalf of the Plan are not determinable.


        ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS
                                                                         Page
                                                                         -----
        INDEPENDENT AUDITOR'S REPORT                                       F-1

        FINANCIAL STATEMENTS

          Statements of Net Assets Available for Benefits               F-2 to F-5
          Statements of Changes in Net Assets Available for Benefits    F-6 to F-10
          Notes to Financial Statements                                 F-11 to F-16

SCHEDULES
     Schedule of Investments Owned - Combined Funds                     F-17 to F-19

ACCOUNTANT'S CONSENT                                                    F-20


                                   SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                               AMCORE FINANCIAL SECURITY PLAN




                               _________________________________________

                               John R. Hecht
                               Senior Vice President and Chief Financial Officer for AMCORE Financial, Inc. Plan Administrator



Date:  March 31, 1997

                         AMCORE FINANCIAL SECURITY PLAN

                                FINANCIAL REPORT

                               DECEMBER 31, 1996

                                C O N T E N T S

INDEPENDENT AUDITOR'S REPORT                                   F-1

FINANCIAL STATEMENTS

Statements of net assets available for benefits (with
                                    fund information)     F-2 to F-5
    Statements of changes in net assets available for
                     benefits (with fund information)    F-6 to F-10
                        Notes to financial statements   F-11 to F-16

SCHEDULE

       Schedule of investments owned - combined funds   F-17 to F-19

ACCOUNTANT'S CONSENT                                            F-20

                       [McGladrey & Pullen Letterhead]

                          INDEPENDENT AUDITOR'S REPORT


To the Trustee and Participants
AMCORE Financial Security Plan
Rockford, Illinois

We have audited the accompanying statements of net assets available for benefits (with fund information) of AMCORE Financial Security Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits (with fund information) for each of the three years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AMCORE Financial Security Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments owned-combined funds is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                               [<SIGNATURE]


Rockford, Illinois
March 24, 1997

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) DECEMBER 31, 1996






                                                                            Participant Directed Funds
                                                    ---------------------------------------------------------------------
                                                    Current Return Fund         Bond Fund              Common Stock Fund
                                                    ---------------------------------------------------------------------
ASSETS
  Investments, at fair value:
     Common stock of AMCORE
     Financial, Inc.
     420,035 shares, cost $6,554,968                 $         -                $         -            $         -
  AMCORE Bank N.A., Rockford Common
     Trust Fund                                                -                          -                      -
  U.S. Government obligations                                  -                        295,645                  -
  Money market deposits                                    4,557,978                    160,238                386,803
  Mutual funds                                                                        7,960,275             24,194,392
  Participants' notes                                         21,420                      -                      -
                                                        --------------------------------------------------------------
                TOTAL INVESTMENTS                          4,579,398                  8,416,158             24,581,195
                                                        --------------------------------------------------------------
  Receivables:
     Employer contributions                                  239,618                    418,679              1,194,607
     Accrued interest and dividends                           19,050                      7,023                  7,113
     Other                                                     4,083                      8,698                 26,072
                                                        --------------------------------------------------------------
                TOTAL RECEIVABLES                            262,751                    434,400              1,227,792
                                                        --------------------------------------------------------------

                     TOTAL ASSETS                          4,842,149                  8,850,558             25,808,987

LIABILITIES
     Accrued expenses                                          4,175                      1,264                  3,220
                                                        --------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                       $  4,837,974               $  8,849,294          $  25,805,767
                                                        ==============================================================

See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) DECEMBER 31, 1996


                                                                   Participant Directed Funds
                                             ------------------------------------------------------------------------
                                                                         AMCORE                          Aggressive
                                             Stable Asset             Common Stock       Loan           Growth Stock
                                                Fund                     Fund             Fund              Fund
                                             ------------------------------------------------------------------------

ASSETS
  Investments, at fair value:
     Common stock of AMCORE
     Financial, Inc.
     420,035 shares, cost $6,554,968         $      -                 $  2,216,666      $    -         $          -
  AMCORE Bank N.A., Rockford Common
     Trust Fund                                 6,700,934                    -               -                    -
  U.S. Government obligations                       -                        -               -                    -
  Money market deposits                            66,138                   12,611           6,388               18,713
  Mutual funds                                      -                        -               -                1,961,680
  Participants' notes                               -                        -             127,506                -
                                             --------------------------------------------------------------------------
                TOTAL INVESTMENTS               6,767,072                2,229,277         133,894            1,980,393
                                             --------------------------------------------------------------------------
  Receivables:
     Employer contributions                       273,451                  117,952           -                  152,851
     Accrued interest and dividends                 3,962                       49              25                  553
     Other                                          6,017                    2,755           -                    6,336
                                             --------------------------------------------------------------------------
                TOTAL RECEIVABLES                 283,430                  120,756              25              159,740
                                             --------------------------------------------------------------------------
                     TOTAL ASSETS               7,050,502                2,350,033         133,919            2,140,133

LIABILITIES
     Accrued expenses                               1,332                    5,058           6,413                  728
                                             --------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS            $  7,049,170             $  2,344,975      $  127,506            2,139,405
                                             ===========================================================================


                                                                   Non-Participant
                                                                    Directed Funds
                                                                 Employer Matching
                                                                  Contribution Stock
                                                                        Fund                         Total
                                                                    --------------            ---------------
ASSETS
  Investments, at fair value:
     Common stock of AMCORE
     Financial, Inc.
     420,035 shares, cost $6,554,968                             $    9,019,271            $    11,235,937
  AMCORE Bank N.A., Rockford Common
     Trust Fund                                                           -                      6,700,934
  U.S. Government obligations                                             -                        295,645
  Money market deposits                                                 237,151                  5,446,020
  Mutual funds                                                            -                     34,116,347
  Participants' notes                                                     -                        148,926
                                                                 --------------            ---------------
                TOTAL INVESTMENTS                                     9,256,422                 57,943,809
                                                                 --------------            ---------------
  Receivables:
     Employer contributions                                              35,160                  2,432,318
     Accrued interest and dividends                                         720                     38,495
     Other                                                                -                         53,961
                                                                 --------------            ---------------
                TOTAL RECEIVABLES                                        35,880                  2,524,774
                                                                 --------------            ---------------

                     TOTAL ASSETS                                     9,292,302                 60,468,583

LIABILITIES
     Accrued expenses                                                     7,368                     29,558
                                                                 --------------            ---------------
NET ASSETS AVAILABLE FOR BENEFITS                                $    9,284,934            $    60,439,025
                                                                 ===============           ===============

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) DECEMBER 31, 1995

                                                                             Participant  Directed Funds
                                                     -------------------------------------------------------------------------

                                                      Current Return                                            Common Stock
                                                           Fund                       Bond Fund                     Fund
                                                     -------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     Common Stock of AMCORE Financial, Inc.
        363,624 shares, cost $5,241,497                 $        -                  $         -                  $           -
     AMCORE Bank N.A., Rockford Common
        Trust Funds                                              -                            -                              -
     Corporate bonds and notes                                   -                       82,487                              -
     Money market deposits                               5,035,046                       33,336                        168,704
     Mutual funds                                                                     7,110,525                     18,267,442
     Participants' notes                                    40,051
                                                        ----------------------------------------------------------------------
               TOTAL INVESTMENTS                         5,075,097                    7,226,348                     18,436,146
                                                        ----------------------------------------------------------------------
   Receivables:
     Employer contributions                                187,073                      282,266                        735,128
     Accrued interest and dividends                         24,984                          681                          9,028
     Other                                                   1,957                        4,886                         19,926
                                                        ----------------------------------------------------------------------
                TOTAL RECEIVABLES                          214,014                      287,833                        764,082
                                                        ----------------------------------------------------------------------
                TOTAL ASSETS                             5,289,111                    7,514,181                     19,200,228

LIABILITIES
   Accrued expenses                                          1,456                            -                            342
                                                        ----------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                       $5,287,655                  $ 7,514,181                  $  19,199,886
                                                        =======================================================================

See Notes to Financial Statements.

                                                           Participant  Directed Funds
                                               -----------------------------------------------------
                                                                         AMCORE
                                                                         Common
                                                   Stable Asset          Stock                Loan
                                                      Fund               Fund                 Fund
                                               -----------------------------------------------------
ASSETS
 Investments, at fair value:
   Common Stock of AMCORE Financial, Inc.
      363,624 shares, cost $5,241,497              $        -          $1,220,953           $     -
   AMCORE Bank N.A., Rockford Common
      Trust Funds                                   6,698,257                   -                 -
   Corporate bonds and notes                                -                   -                 -
   Money market deposits                               15,361              27,590             2,262
   Mutual funds                                             -                   -                 -
   Participants' notes                                      -                   -            16,689
                                                   -------------------------------------------------
             TOTAL INVESTMENTS                      6,713,618           1,248,543            18,951
                                                   -------------------------------------------------
 Receivables:
   Employer contributions                             211,145              62,393                 -
   Accrued interest and dividends                       3,762                  39                 7
   Other                                                9,116               3,264                 -

             TOTAL RECEIVABLES                        224,023              65,696                 7
              TOTAL ASSETS                          6,937,641           1,314,239            18,958
                                                   -------------------------------------------------
LIABILITIES
 Accrued expenses                                       2,907                   -             2,269
                                                   -------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                  $6,934,734          $1,314,239           $16,689
                                                   =================================================

                                                  Non-Participant
                                                   Directed Funds
                                                  -----------------
                                                  Employer Matching
                                                   Contribution
                                                     Stock Fund                 Total
                                                  -----------------        -------------
ASSETS
 Investments, at fair value:
   Common Stock of AMCORE Financial, Inc.
      363,624 shares, cost $5,241,497                    $6,142,433        $ 7,363,386
   AMCORE Bank N.A., Rockford Common                                         6,698,257
      Trust Funds                                                 -             82,487
   Corporate bonds and notes                                      -
   Money market deposits                                    234,501          5,516,800
   Mutual funds                                                   -         25,377,967
   Participants' notes                                            -             56,740
                                                         -----------------------------
             TOTAL INVESTMENTS                            6,376,934         45,095,637
                                                         -----------------------------

 Receivables:
   Employer contributions                                         -          1,478,005
   Accrued interest and dividends                               749             39,250
   Other                                                         39             39,188
                                                         ----------        -----------
              TOTAL RECEIVABLES                                 788          1,556,443
                                                         ----------        -----------
              TOTAL ASSETS                                6,377,722         46,652,080
                                                         ----------        -----------
LIABILITIES
 Accrued expenses                                                 -              6,974
                                                         -----------------------------

NET ASSETS AVAILABLE FOR BENEFITS                        $6,377,722        $46,645,106
                                                         =============================


See Notes to Financial Statements

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1996
                                                                        Participant Directed Funds
                                                            -------------------------------------------------------

                                                             Current Return                           Common Stock
                                                                Fund                 Bond Fund            Fund
                                                            -------------------------------------------------------
Investment income:
   Realized gain (loss) on sale of investments              $          -        $       (13,489)      $  978,306
   Appreciation (depreciation) in fair value
       of investments                                                  -               (280,122)       2,822,864
   Interest                                                      213,393                 36,301           12,096
   Dividends:
       AMCORE Financial, Inc.                                          -                     -                 -
       Other                                                           -                415,560          433,149
   Contributions:
       Employer                                                   235,568               417,415        1,192,112
       Participants:
          Payroll withholding                                       75,238              155,209          441,572
          Rollovers                                                201,486            1,099,259        1,817,963
   Other                                                                 -               15,815           45,999
                                                            -------------------------------------------------------
                TOTAL ADDITIONS                                    725,685            1,845,948        7,744,061
                                                            ------------------------------------------------------
   Benefits paid                                                   307,092              239,423          813,565
   Other                                                             1,389                2,494            6,389
                                                            ------------------------------------------------------
                TOTAL DEDUCTIONS                                   308,481              241,917          819,954
                                                            ------------------------------------------------------
           NET INCREASE PRIOR TO
             INTERFUND TRANSFERS                                   417,204            1,604,031        6,924,107
   Interfund transfers                                            (866,885)            (268,918)        (318,226)
                                                            ------------------------------------------------------
          NET INCREASE (DECREASE)                                 (449,681)           1,335,113        6,605,881

   Net assets available for benefits:
       Beginning of year                                          5,287,655           7,514,181       19,199,886
                                                            ------------------------------------------------------
       End of year                                          $     4,837,974     $     8,849,294   $   25,805,767
                                                            ======================================================

See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BEN
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1996
                                                                               Paticipant Directed Funds
                                                     -------------------------------------------------------------------------

                                                                                  AMCORE                             Agressive
                                                           Stable Asset           Common              Loan            Growth
                                                               Fund              Stock Fund           Fund           Stock Fund
                                                      -------------------------------------------------------------------------
Investment income:
   Realized gain (loss) on sale of investments        $    128,821              $    2,444             $      -      $    1,271
   Appreciation (depreciation) in fair value
       of investments                                      208,625                 512,470                    -         156,680
   Interest                                                  7,459                     970                4,631             719
   Dividends:
       AMCORE Financial, Inc.                                    -                  49,506                    -
       Other                                                     -                       -                    -             232
   Contributions:
       Employer                                            272,227                 117,930                    -         152,851
       Participants:
          Payroll withholding                               99,531                  42,601                    -          39,227
          Rollovers                                        340,726                 126,785                    -         100,182
   Other                                                    42,567                       -                    -           2,738
                                                      -------------------------------------------------------------------------
                TOTAL ADDITIONS                          1,099,956                 852,706                4,631         453,900
                                                      -------------------------------------------------------------------------
   Benefits paid                                           414,159                  38,043                3,037          11,849
   Other                                                     1,930                     473                    9             328
                                                      -------------------------------------------------------------------------
                TOTAL DEDUCTIONS                           416,089                  38,516                3,046          12,177
                                                      -------------------------------------------------------------------------
                NET INCREASE PRIOR TO
                INTERFUND TRANSFERS                        683,867                 814,190                1,585         441,723
   Interfund transfers                                    (569,431)                216,546              109,232       1,697,682
                                                      -------------------------------------------------------------------------
                NET INCREASE (DECREASE)                    114,436               1,030,736              110,817       2,139,405

   Net assets available for benefits:
       Beginning of year                                 6,934,734               1,314,239               16,689               -
                                                      -------------------------------------------------------------------------
       End of year                                    $  7,049,170              $2,344,975             $127,506      $2,139,405
                                                      =========================================================================



                                                                           Non-Participant
                                                                            Directed Funds
                                                                          -----------------
                                                                              Employer
                                                                               Matching
                                                                           Contribution
                                                                              Stock Fund                       Total
                                                                           --------------                 --------------
Investment income:
   Realized gain (loss) on sale of investments                              $     88,296                   $   1,185,649
   Appreciation (depreciation) in fair value
       of investments                                                          2,041,575                       5,462,092
   Interest                                                                        5,799                         281,368
   Dividends:
       AMCORE Financial, Inc.                                                    210,604                         260,110
       Other                                                                           -                         848,941
   Contributions:
       Employer                                                                  846,011                       3,234,114
       Participants:
          Payroll withholding                                                          -                         853,378
          Rollovers                                                                    -                       3,686,401
   Other                                                                               -                         107,119
                                                                            ------------                   -------------
                TOTAL ADDITIONS                                                3,192,285                      15,919,172
                                                                            ------------                   -------------
   Benefits paid                                                                 283,085                       2,110,253
   Other                                                                           1,988                          15,000
                                                                            ------------                   -------------
                TOTAL DEDUCTIONS                                                 285,073                       2,125,253
                                                                            ------------                   -------------

                NET INCREASE PRIOR TO
                INTERFUND TRANSFERS                                            2,907,212                      13,793,919
   Interfund transfers                                                                 -                               -
                                                                            ------------                   -------------
                NET INCREASE (DECREASE)                                        2,907,212                      13,793,919

   Net assets available for benefits:
       Beginning of year                                                       6,377,722                      46,645,106
                                                                            ------------                   -------------
       End of year                                                          $  9,284,934                   $  60,439,025
                                                                            ============                   =============

See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1995
                                                                      Participant Directed Funds
                                                  --------------------------------------------------------------------

                                                  Current Return Fund         Bond Fund              Common Stock Fund
                                                  --------------------------------------------------------------------
Investment income:
   Realized gain (loss) on sale of investments     $        -              $     (70,654)            $     103,365
   Appreciation (depreciation) in fair value
      of investments                                         -                   632,378                 4,069,355
   Interest                                            270,677                    12,183                     7,069
   Dividends:
      AMCORE Financial, Inc.                                 -                         -                         -
      Other                                                                      361,479                   485,038
   Contributions:
      Employer                                         187,073                   282,266                   735,128
      Participants:
        Payroll withholding                             87,377                   147,981                   379,357
        Rollovers                                      293,542                   230,322                   476,729
   Other                                                 1,777                     1,100                     1,238
                                                  ----------------------------------------------------------------
                       TOTAL ADDITIONS                 840,446                 1,597,055                 6,257,279
                                                  ----------------------------------------------------------------
   Benefits paid                                       537,467                   299,330                   595,598
   Other                                                 1,456                         -                         -
                                                  ----------------------------------------------------------------
                      TOTAL DEDUCTIONS                 538,923                   299,330                   595,598
                                                  ----------------------------------------------------------------
       NET INCREASE PRIOR TO INTERFUND
                 TRANSFERS                             301,523                 1,297,725                 5,661,681

    Interfund transfers                                904,272               (1,173,608)               (1,380,583)
                                                  ----------------------------------------------------------------
                          NET INCREASE               1,205,795                   124,117                 4,281,098

    Net assets available for benefits:
      Beginning of year                              4,081,860                 7,390,064                14,918,788
                                                  ----------------------------------------------------------------
      End of year                                 $  5,287,655          $      7,514,181                19,199,886
                                                  ================================================================

See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1995



                                                  ------------------------------------------
                                                                      AMCORE
                                                   Stable Asset    Common Stock      Loan
                                                        Fund           Fund          Fund
                                                  ------------------------------------------
Investment income:
   Realized gain (loss) on sale of investments    $    415,346   $     10,100     $
   Appreciation (depreciation) in fair value
      of investments                                    25,771        (8,989)
   Interest                                             15,129          3,042         1,178
   Dividends:
      AMCORE Financial, Inc.                                           35,838
      Other
   Contributions:
      Employer                                         211,144         62,393
      Participants:
        Payroll withholding                            107,828         32,235
        Rollovers                                      297,003         79,535
   Other                                                25,939            342
                                                     ---------        -------         -----
                       TOTAL ADDITIONS               1,098,160        214,496         1,178
                                                     ---------        -------         -----
   Benefits paid                                       628,838          5,303
   Other                                                   306
                                                     ---------        -------         -----
                      TOTAL DEDUCTIONS                 629,144          5,303
                                                     ---------        -------         -----
       NET INCREASE PRIOR TO INTERFUND
                 TRANSFERS                             469,016        209,193         1,178

    Interfund transfers                                529,362      1,105,046        15,511
                                                     ---------        -------         -----

                          NET INCREASE                 998,378      1,314,239        16,689
    Net assets available for benefits:
      Beginning of year                              5,936,356
                                                     ---------        -------         -----
      End of year                                 $  6,934,734   $  1,314,239     $  16,689
                                                     =========      =========        ======

                                                           Non-Participant
                                                            Directed Funds
                                                            -------------
                                                              Employer
                                                              Matching
                                                            Contribution
                                                             Stock Fund            Total
                                                            -------------        -----------
Investment income:
   Realized gain (loss) on sale of investments              $    149,346      $     607,503
   Appreciation (depreciation) in fair value
      of investments                                             267,680          4,986,195
   Interest                                                        6,478            315,756
   Dividends:
      AMCORE Financial, Inc.                                     177,355            213,193
      Other                                                            -            846,517
   Contributions:
      Employer                                                   754,778          2,232,782
      Participants:
        Payroll withholding                                            -            754,778
        Rollovers                                                      -          1,377,131
   Other                                                               -             30,396
                                                           -------------      --------------
                       TOTAL ADDITIONS                         1,355,637         11,364,251
                                                           -------------      --------------
   Benefits paid                                                 293,158          2,359,694
   Other                                                              26              1,788
                                                           -------------      --------------
                      TOTAL DEDUCTIONS                           293,184          2,361,482
                                                           -------------      --------------

                      NET INCREASE PRIOR TO INTERFUND
                        TRANSFERS                              1,062,453          9,002,769
   Interfund transfers                                                 -                  -
                                                           -------------      --------------

                      NET INCREASE                             1,062,453          9,002,769

    Net assets available for benefits:
      Beginning of year                                        5,315,269         37,642,337
                                                           -------------      --------------
      End of year                                           $  6,377,722      $  46,645,106
                                                            ============      =============


See Notes to Financial Statements.

AMCORE FINANCIAL SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS (WITH FUND
INFORMATION)
YEAR ENDED DECEMBER 31,  1994

                                             Participant                                                Non-Participant
                                             Directed Funds                                               Directed
                                                                                                            Funds
                                             ---------------------------------------------------------- ---------------
                                                                                                           Employer
                                                                                                           Matching
                                                                                                         Contribution
                                                                                                            Stock
                                            Current Return    Bond Fund        Common Stock  Stable Asset    Fund        Total
                                            Fund                                Fund           Fund
                                            ---------------  -------------  --------------   ------------  --------     --------
            Investment income:
Realized gain (loss) on sale of investments   $             $  (106,616)  $      80,427  $      3,901 $     92,142       69,854
  Appreciation (depreciation) in fair value
                             of investments                    (554,355)       (56,836)       241,154    (305,443)    (675,480)
                                   Interest        156,503        15,912          4,330         3,473        3,761      183,979
                                 Dividends:
                     AMCORE Financial, Inc.                                                                153,606      153,606
                                      Other                      393,366        211,547                                 604,913
                             Contributions:
                                   Employer        168,437       316,174        698,804       195,231      652,174    2,030,820
                              Participants:
                        Payroll withholding         73,247       154,833        341,692        82,402                   652,174
                                  Rollovers         10,984        28,613         73,545        31,671                   144,813
                                      Other          5,492        44,673        103,813         2,063          208      156,249
                                                 ---------    ----------      ---------       -------     --------    ---------
                            TOTAL ADDITIONS        414,663       292,600      1,457,322       559,895      596,448    3,320,928
                                                 ---------    ----------      ---------       -------     --------    ---------
                              Benefits paid        480,958       585,998        709,074        87,745      330,599    2,194,374
                            Trust fees paid          2,411         4,397          5,390         1,986                    14,184
                                      Other          3,948           119                                                  4,067
                                                 ---------    ----------      ---------       -------     --------    ---------
                           TOTAL DEDUCTIONS        487,317       590,514        714,464        89,731      330,599    2,212,625
                                                 ---------    ----------      ---------       -------     --------    ---------
           NET INCREASE (DECREASE) PRIOR TO
                        INTERFUND TRANSFERS       (72,654)     (297,914)        742,858       470,164      265,849    1,108,303
                        Interfund transfers      (471,259)     (432,838)        276,556       627,541
                                                 ---------    ----------      ---------       -------     --------    ---------
                    NET INCREASE (DECREASE)      (543,913)     (730,752)      1,019,414     1,097,705      265,849    1,108,303
         Net assets available for benefits:
                          Beginning of year      4,625,773     8,120,816     13,899,374     4,838,651    5,049,420   36,534,034
                                                 ---------    ----------      ---------       -------     --------    ---------
                                End of year   $  4,081,860  $  7,390,064  $  14,918,788  $  5,936,356 $  5,315,269   37,642,337
                                                 =========    ==========      =========       =======     ========    =========


See Notes to Financial Statements.

AMCORE FINNCIAL SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Valuation of investments: If available, quoted market prices are used to value investments. The amounts shown in Note 3 for securities that have no quoted market price represent estimated fair value. Participants' notes are valued at face value. Investment in AMCORE Bank N.A., Rockford common trust fund is valued at net asset value which is determined based on the fair value of the underlying investments.

Security transactions are accounted for on a trade date basis. Realized gains and losses are computed based on the first-in, first-out cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Payment of benefits:  Benefits are recorded when paid.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE 2.  PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. (AFI) and participating subsidiaries, who have completed one year of service and have reached the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may contribute up to three percent of their annual wages on a pre-tax basis. The employer will match the participants' contributions with cash which is to be used to purchase AMCORE Financial, Inc. common stock.

The employer contributes three percent of the participant's annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans. At the discretion of the Board of Directors, the employer may make additional contributions to the Plan; this contribution may not exceed six percent of the participants' annual wages.

Participant accounts: Each participant's account is credited with the participant's contributions and an allocation of the Employer's contribution, Plan earnings, and prior to January 1, 1996, forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $30,000 or 25% of the participant's compensation.

Payment of benefits: On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 2. PLAN DESCRIPTION (CONTINUED)


Vesting: Participants are immediately vested in their employee deferred 401(k), rollover, and voluntary (after tax) contributions plus actual earnings thereon. Prior to January 1, 1996, vesting in the employer's matching basic retirement and discretionary contribution portion of their accounts plus actual earnings thereon was based on years of credited service. After January 1, 1996, all participants are 100 percent vested.

Investment funds: The assets of the Plan are segregated and maintained in eight separate fund accounts consisting of the Current Return Fund, Bond Fund, Common Stock Fund, Stable Asset Fund, AMCORE Common Stock Fund, Loan Fund, Aggressive Growth Stock Fund and Employer Matching Contribution Stock Fund. Participants have the option to invest their account balance and contributions to their respective account in all of these funds except the Loan Fund and the Employer Matching Contribution Stock Fund, in increments of five percent of their participating balance. Participants are limited to a maximum contribution of ten percent to the AMCORE Common Stock Fund. Participants also have the option to change the allocation of their individual participant's balance quarterly.

The Plan provides that fund assets be invested as follows:

   Current Return Fund investments consist of U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, savings instruments and mutual funds that invest in all of the aforementioned securities.

   Bond Fund investments consist of U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, savings instruments which mature beyond one year, and mutual funds that invest in all of the aforementioned securities.

   Common Stock Fund investments consist primarily of equity securities and mutual funds that invest primarily in equity securities.

   Stable Asset Fund investments consist primarily of high quality fixed and variable rate insurance company contracts and common trust funds, as well as short term investments. The Plan provides that a minimum of fifty percent of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

   AMCORE Common Stock Fund consists solely of AMCORE Financial, Inc. common stock. The employees have voting rights in all shares. Assets are held in a money market fund until the stock is purchased.

   Aggressive Growth Stock Fund (which was started in 1996) consists solely of mutual funds, U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, and savings instruments.

   Employer Matching Contribution Stock Fund consists solely of AMCORE Financial, Inc. common stock. The employees have voting rights in all shares. Assets are held in a money market fund until the stock is purchased. The employer contributes to this fund in an amount equal to the pre-tax contributions made each pay period since the preceding accounting date by participants in the Plan.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2. PLAN DESCRIPTION (CONTINUED)


The number of participants in each fund is as follows:

                                           December 31,
                                               1996      1995
           Current Return Fund                      472    480
                                Bond Fund           839    789
                        Common Stock Fund         1,246  1,059
                        Stable Asset Fund           524    493
                 AMCORE Common Stock Fund           669    468
                                Loan Fund            17      7
             Aggressive Growth Stock Fund           331
Employer Matching Contribution Stock Fund         1,419  1,232
                  Total Plan Participants         1,460  1,265

The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

        INVESTMENTS

The Plan's investments are stated at fair value at December 31, 1996 and 1995. Individual investments that represent five percent or more of the Plan's net assets are separately identified.

                                                     1996              1995
 Investments at fair value as determined by quoted
                   market price:
        AMCORE Financial, Inc. common stock             $  11,235,937     $   7,363,386
                         U.S. Government obligation           295,645
                          Corporate bonds and notes                              82,487
                                      Mutual Funds:
             AMCORE Vintage Fixed Total Return Fund         7,960,275         7,110,525
                         AMCORE Vintage Equity Fund        24,194,392        18,267,442
        AMCORE Vintage Aggressive Growth Stock Fund         1,961,680
                             Money Market deposits:
AMCORE Vintage United States Government Obligations         5,446,020         5,516,800
                                                           51,093,949        38,340,640
               Investments at estimated fair value:
   Common Trust Fund of AMCORE Bank N.A., Rockford:
                           AMCORE Stable Asset Fund         6,700,934         6,698,257
            Participants' notes at principal amount           148,926            56,740
                                                            6,849,860         6,754,997
                                  TOTAL INVESTMENTS    $%  57,943,809     $  45,095,637

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3. INVESTMENTS (CONTINUED)

The net realized gain (loss) on disposition of investments was computed as follows:




                                                                                  AMCORE Common     Aggressive
                          Current Return     Bond    Common Stock   Stable Asset        Stock       Growth Stock
                                Fund         Fund       Fund            Fund            Fund         Fund
                          -------------- -----------  ----------  ---------------  ------------  --------------
      Year ended
   December 31, 1994
        Proceeds          $  3,365,557 $  3,425,696 $  5,070,940   $  1,589,818   $              $
                   Cost*     3,365,557    3,532,312    4,990,513      1,585,917
                          ------------ ------------ ------------   ------------   -------------- -------------
Net realized gain (loss)  $            $  (106,616) $     80,427   $      3,901   $              $
                          ============ ============ ============   ============   ============== =============
              Year ended
       December 31, 1995
                Proceeds  $    664,280 $  9,030,990 $  4,019,666   $  4,876,947   $  1,434,962   $
                   Cost*       664,280    9,101,644    3,916,301      4,461,601      1,424,862
                          ------------ ------------ ------------   ------------   -------------- -------------
Net realized gain (loss)  $            $   (70,654) $    103,365   $    415,346   $     10,100   $
                          ============ ============ ============   ============   ============== =============
              Year ended
       December 31, 1996
                Proceeds  $  1,251,945 $  3,281,928 $  6,605,031   $  2,140,245   $    558,702   $  1,836,197
                   Cost*     1,251,945    3,295,417    5,626,725      2,011,424        556,258      1,834,926
                          ------------ ------------ ------------   ------------   -------------- -------------
Net realized gain (loss)  $            $   (13,489) $    978,306   $    128,821   $      2,444   $      1,271
                          ============ ============ ============   ============   ============== =============


                       Employer Matching
                       Contribution Stock
                             Fund        Combined Funds
                          -------------  --------------
       Year ended
   December 31, 1994
        Proceeds          $  1,096,687  $  14,548,698
                   Cost*     1,004,545     14,478,844
                          ------------- -------------
Net realized gain (loss)  $     92,142  $      69,854
                          ============= =============
              Year ended
       December 31, 1995
                Proceeds  $  1,434,190  $  21,461,035
                   Cost*     1,284,844     20,853,532
                          ------------- -------------
Net realized gain (loss)  $    149,346  $     607,503
                          ============= =============
              Year ended
       December 31, 1996
                Proceeds  $  1,458,101  $  17,132,149
                   Cost*     1,369,805     15,946,500
                          ------------- -------------
Net realized gain (loss)  $     88,296  $   1,185,649
                          ============= =============

*Cost represents historical cost on a first-in, first-out basis.


The gain realized on sale of AMCORE Financial, Inc.'s common stock for the years ended December 31, 1996, 1995 and 1994 was $69,278, $159,446 and $92,142,
respectively. Proceeds on the sales totalled $132,715, $423,272, $194,963, respectively, and the cost basis of the stock sold was $63,437, $263,826, $102,821, respectively.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       NOTE 3.                           INVESTMENTS (CONTINUED)

Plan investments are valued at fair value or estimated fair value. The net unrealized appreciation (depreciation) of investments is as follows:





                                                                                                                   AMCORE
                               Current Return                                                                   Common Stock
                                    Fund         Bond Fund        Common Stock Fund     Stable Asset Fund           Fund
Year ended December 31, 1994:
Balance at beginning of year   $       -      $     52,964          $    383,892          $    533,323            $        -
          Change for the year                     (554,355)              (56,836)              241,154
       Balance at end of year  $       -      $   (501,391)         $    327,056          $    774,477            $        -
Year ended December 31, 1995:
 Balance at beginning of year  $       -      $   (501,391)         $    327,056          $    774,477            $        -
          Change for the year                      632,378             4,069,355                25,771                (8,989)
       Balance at end of year  $       -      $    130,987          $  4,396,411          $    800,248            $   (8,989)
Year ended December 31, 1996:
 Balance at beginning of year  $       -      $    130,987          $  4,396,411          $    800,248            $   (8,989)
          Change for the year                     (280,122)            2,822,864               208,625               512,470
       Balance at end of year  $       -      $   (149,135)         $  7,219,275          $  1,008,873            $  503,481

                                                                 Aggressive Growth             Employer Matching
                                    ORE Common Stock                    Stock                  Contribution Stock
                                         Fund                           Fund                     Combined Funds
Year ended December 31, 1994:
Balance at beginning of year          $                              $  2,168,641               $   3,138,820
          Change for the year                                            (305,443)                   (675,480)
       Balance at end of year         $                              $  1,863,198               $   2,463,340
Year ended December 31, 1995:
 Balance at beginning of year         $                              $  1,863,198               $   2,463,340
          Change for the year                                             267,680                   4,986,195
       Balance at end of year         $                              $  2,130,878               $   7,449,535
Year ended December 31, 1996:
 Balance at beginning of year         $                              $  2,130,878               $   7,449,535
          Change for the year            156,680                        2,041,575                   5,462,092
       Balance at end of year         $  156,680                     $  4,172,453               $  12,911,627


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

NOTE 5.  PARTICIPANT LOANS

Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the nonforfeitable accrued benefit of the participant under the plan, excluding the participant's accrued benefit attributable to the basic retirement account. Interest on loans in the Current Return Fund is charged at the prime rate of interest of AMCORE Bank N.A., Rockford in effect as of the first day of each calendar quarter. Participants' loans in the Loan Fund are charged interest at a rate which is based on prime at loan date and is fixed for the life of the loan. The loans are collateralized by the participants' vested interest in the Plan. All new loans to participants are accounted for in the Loan Fund.

NOTE 6.  ROLLOVERS

During 1996, AMCORE Bank, Mendota and AMCORE Bank, Peru, subsidiaries of AFI, began participating in the Plan. Plan assets of $3,063,737 from the Banks' prior retirement plans were rolled into the Plan. During 1995, another subsidiary of AFI, AMCORE Bank, Aledo, began participating in the Plan. Plan assets of $714,210 from the Bank's prior retirement plans were rolled into the Plan. Certain other subsidiaries of AFI also began participating in the Plan during the years ended December 31, 1996, 1995, and 1994. New employees may also roll over a distribution from a plan of a previous employer.

NOTE 7.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by letter dated April 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8.  FORFEITED ACCOUNTS

During 1996, the Plan was amended to provide for full and immediate vesting for all participants terminating employment on or after January 1, 1996. For those participants terminating before January 1, 1996, nonvested amounts are forfeited. The forfeited nonvested accounts relating to employees terminating prior to January 1, 1996 of $16,423 were used to reduce the employer matching contribution for the year ended December 31, 1996. The 1995 forfeited nonvested accounts of $13,170 were reallocated to remaining participants based on eligible compensation.

NOTE 9.   EXPENSES


Trust fees of $14,814 were paid by the Plan for the year ended December
31, 1994. Effective January 1, 1995, all costs of administering the Plan were paid by the Employer.

AMCORE FINANCIAL SECURITY PLAN COMBINED FUNDS SCHEDULE OF INVESTMENTS OWNED DECEMBER 31, 1996

                                                              Fair Value            Cost
                                                            ------------------------------
                       CORPORATE STOCKS - COMMON
                      ---------------------------
       Units
--------------------

                      EMPLOYER MATCHING CONTRIBUTION STOCK FUND
                      -----------------------------------------

             337,169       AMCORE Financial, Inc.           $   9,019,271     $  4,846,819
                                                            ------------------------------
                         AMCORE COMMON STOCK FUND
                      ---------------------------
              82,866       AMCORE Financial, Inc.               2,216,666        1,708,149
                                                            ------------------------------
                                                            $  11,235,937     $  6,554,968
                                                            ==============================

                      AMCORE BANK N.A., ROCKFORD-COMMON TRUST FUND
                      --------------------------------------------

       Units
--------------------
                      STABLE ASSET FUND
                      -----------------
          393,247.33     AMCORE Stable Asset Fund           $   6,700,934     $  5,692,061
                                                            ==============================

                      U.S. GOVERNMENT OBLIGATIONS
                      ---------------------------

    Principal Amount
--------------------

                      BOND FUND
                      ---------
             100,000  Federal Home Loan Bank,                      99,985          100,000
                      5.44%, due 12/22/98
             200,000  Federal Home Loan Bank,                     195,660          200,000
                      5.27%, due 02/03/99
                                                            ------------------------------
                                                            $     295,645     $    300,000
                                                            ==============================

                                  (Continued)

AMCORE FINANCIAL
SECURITY PLAN
COMBINED FUNDS
SCHEDULE OF
INVESTMENTS OWNED
(CONTINUED)
DECEMBER 31,  1996
       Units                                              Fair Value         Cost
                         MONEY MARKET DEPOSITS
                      ----------------------------
                          CURRENT RETURN FUND
                      ----------------------------
           4,557,978  AMCORE Vintage United States
                            Government Obligations     $  4,557,978       $  4,557,978
                                         BOND FUND
                      ----------------------------
             160,238  AMCORE Vintage United States
                            Government Obligations          160,238          160,238
                                 COMMON STOCK FUND
                      ----------------------------
             386,803  AMCORE Vintage United States
                            Government Obligations          386,803          386,803
                                 STABLE ASSET FUND
                      ----------------------------
              66,138  AMCORE Vintage United States
                            Government Obligations           66,138           66,138
                          AMCORE COMMON STOCK FUND
                      ----------------------------
              12,611  AMCORE Vintage United States
                            Government Obligations           12,611           12,611
                                         LOAN FUND
                      ----------------------------
               6,388  AMCORE Vintage United States
                            Government Obligations            6,388            6,388
                      AGGRESSIVE GROWTH STOCK FUND
                      ----------------------------
              18,713  AMCORE Vintage United States
                            Government Obligations           18,713           18,713

                      EMPLOYER MATCHING
                      CONTRIBUTION STOCK FUND
                      ----------------------------
             237,151  AMCORE Vintage United States
                            Government Obligations          237,151          237,151

                                                       $  5,446,020     $  5,446,020

                                  (Continued)

AMCORE FINANCIAL
SECURITY PLAN
COMBINED FUNDS
SCHEDULE OF
INVESTMENTS OWNED
(CONTINUED)
DECEMBER 31,  1996
                                                                 Fair Value         Cost
                      MUTUAL FUNDS
                      ------------
         Units
                                    BOND FUND
                      --------------------------------------
       808,971.09     AMCORE Vintage Fixed Total Return Fund
                                            ($9.84 per unit)       7,960,275         8,105,055
                                           COMMON STOCK FUND
                      --------------------------------------
     1,498,104.7                  AMCORE Vintage Equity Fund
                                           ($16.15 per unit)      24,194,392        16,975,119
                                AGGRESSIVE GROWTH STOCK FUND
                      --------------------------------------
       160,268.01     AMCORE Vintage Aggressive Growth
                      Stock Fund
                                           ($12.24 per unit)       1,961,680         1,805,000
                                                               $  34,116,347     $  26,885,174
                                           PARTICIPANT NOTES
                      --------------------------------------
       Number of
         Loans
                               CURRENT RETURN FUND
                      --------------------------------------
           5                     Participants, variable rate   $      21,420     $      21,420
                                                   LOAN FUND
                      --------------------------------------
          17                        Participants, fixed rate         127,506           127,506
                                                               $     148,926     $     148,926
                                           TOTAL INVESTMENTS   $  57,943,809     $  45,027,179

                       [MCGALDREY & PULLEN LETTERHEAD]

                              ACCOUNTANT'S CONSENT




We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-10446) under the Securities Act of 1933 of AMCORE Financial, Inc. of our report dated March 24, 1997 on our audits of the financial statements of AMCORE Financial Security Plan as of December 31, 1996 and 1995, and for each of the three years ended December 31, 1996, and supporting schedule as of December 31, 1996, which is included in the annual report on Form 11-K for the year ended December 31, 1996.

Rockford, Illinois
March 24, 1997

                                          [SIGNATURE]